UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2006	Commission File Number: 0-51279
TRIZEC CANADA INC.
(Name of registrant)

BCE Place, Suite 3820
181 Bay Street
Toronto, Ontario
Canada M5J 2T3
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURE
EXHIBIT INDEX
EX-99.1: NEWS RELEASE
EX-99.2: SECOND QUARTER INTERIM REPORT 2006
EX-99.3: CERTIFICATION
EX-99.4: CERTIFICATION

SIGNATURE
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRIZEC CANADA INC.

Date: August 9, 2006	By:	/s/ Colin Chapin

	Name:	Colin J. Chapin
	Title:	Senior Vice President, Chief Financial
Officer and Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	News Release for Trizec Canada Inc. dated August 9, 2006

99.2	Trizec Canada Inc. Second Quarter Interim Report 2006, including the comparative unaudited financial statements and the notes thereto for the quarter ended June 30, 2006, and Management's Discussion and Analysis for the same period.

99.3	Certification of CEO

99.4	Certification of CFO